FINAL TRANSCRIPT

Conference Call Transcript

MT - Mittal Steel Company Announces Guidance For 2006 and Publishes
Highlights of its 2008 Business Plan - Analyst Conference Call

Event Date/Time: Jun. 13. 2006 / 3:30PM CET

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

CORPORATE PARTICIPANTS

Tom McCue

Mittal Steel Company - Director, North American IR

Lakshmi Mittal

Mittal Steel Company - Chairman and CEO

Aditya Mittal

Mittal Steel Company - President and CFO

CONFERENCE CALL PARTICIPANTS

Vincent Lepine

Exane BNP Paribas - Analyst

Johan Rode

Deutsche Bank - Analyst

PRESENTATION

Operator

Ladies and gentlemen, this communication may contain forward-looking information and statements about Mittal Steel Company NV, Arcelor SA and/or their combined businesses after completion of their proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlining assumptions. Statements regarding plans, objectives, expectations with respect to future operations, products and services and statements regarding future performance.

Forward-looking statements may be identified by the words believe, expect, anticipate, target or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel that could cause actual results and developments to differ materially from those expressed in or implied or projected by the forward-looking information and statements.

These risks and uncertainties include those discussed or identified in the filings with the Netherlands authorities, for the financial markets and the SEC, made, or to be made, by Mittal Steel, including, in the latter case, on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise. No offer to exchange or purchase any Arcelor shares or convertible bonds has been, or will be, made in the Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, subject to the information document related to the offer being approved by the CNMV, France and the United States.

In conjunction with proposed acquisition of Arcelor SA, Mittal Steel has filed important documents with the CSSF and the CBFA and the AMF in Europe, including the information document approved by the CSSF, the CBFA and the AMF number 06-139 on May 16th, 2006, an information documents supplement, approved by the CSSF, the CBFA and the AMF, number 06-169 on May 31st, 2006, a share listing prospectus approved by the AFM in the Netherlands on May 16th, 2006 and a share listing prospectus supplement approved by the AFM on May 31st, 2006, and two with the SEC in the United States, including the restriction statement on Form F-4, the prospectus for the exchange offer and related documents.

Investors and Arcelor security holders outside the United States are urged to carefully read the information documents. The information documents supplement the share listing prospectus and the share listing prospectus supplement, which together contain all relevant information in relation to the offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the prospectus and related documents.

All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel's website at www.mittalsteel.com. In addition, the France version of the information document is available on the AMF's website, at www.amf-france.org and the registration statement on Form F-4. The prospectus and related documents are available at the SEC's website at www.sec.gov.

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

 And now, ladies and gentlemen, I'd like to introduce Mr. Mittal. You may proceed.

Tom McCue - Mittal Steel Company - Director, North American IR

 Welcome to the Mittal Steel Company investor call. I'm Tom McCue, the Director of Investor Relations for North America. I'd like to introduce the participants here today. First of all, Mr. Lakshmi Mittal, Chairman and CEO of the company. Then we have Aditya Mittal, President and CFO of the company. And then, thirdly, we have Bill Scotting. He's the Director of Continuous Improvement for the company and he's part of the team that put together the business plan we will be discussing here this afternoon.

With that, I'll turn it over to Mr. Lakshmi Mittal to begin.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

 Thank you, Tom, and good afternoon, ladies and gentlemen. As we promised to you before that very soon we would share our business plan and the value plan of Mittal Steel, which we have shared with Arcelor for combination between the Mittal Steel and Arcelor. Today's presentation will cover a number of topics. There are five key things we would like to discuss.

Let me provide you with the highlights, before expanding on each point. Recent developments confirm our view of the strong fundamentals of the steel industry. Mittal Steel Companies have resulted strong Q1 results. Global demand remains strong and steel prices are expected to rise further during 2006.

We believe Mittal Steel is the best investment proposition in the steel industry today. This belief rests on two observations. Firstly, Mittal's portfolio protection business model positions the company to take advantage of the steel cycle and growth in emerging markets to generate superior returns.

Secondly, despite this favorable profile, Mittal's stock is trading at a discount to the peer group. We believe that this discount is not justified, that Mittal shares represent attractive value today. As you may have read in the press, we have shared elements with our business plan with Arcelor in order to convince Arcelor's management of the compelling logic and value to be realized from a merger with Mittal. Today, we would like to share with you the exciting growth potential we see for this company and provide you with details of the key areas of profit growth over the next few years.

With the price recovery in 2006 confirmed and strong outlook, results for the remainder of this year are [inaudible-audio interruption] held with some advantage for us now. Results for the remainder of this year are expected to be ahead of current expectations. Consequently, we are increasing guidance for our 2006 results.

A number of key developments have taken place with respect to our offer for Arcelor. On 26th May, Arcelor announced its intention to merge with Severstal. We strongly believe that a merger between Mittal and Arcelor and a superior proposal with substantially more benefits for both types of shareholders. This transaction will transform the steel industry, offer more synergies and create a company with unrivaled global footprint.

Our offer to the Arcelor shareholders provides a true premium to all shareholders, whereas Arcelor's proposal would hand effective control to Mr. Mordashov without [question-audio interruption] and without making an offer to all shareholders. In our presentation today, we will address why we firmly believe that Mittal's offer is the best choice for Arcelor's shareholders.

The next slide provides an overview of long-term steel demand. Despite the '50s and '60s, when world demand was growing, steelmakers enjoy good levers of profitability. Demand particularly stagnated from the early '70s to the late '90s, and during this period the steelmakers suffered from a difficult operating environment, characterized by volatility and low profitability. Demand picked up strongly around the turn of the century and has shown strong growth in every year since.

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

We expect this strong demand growth to continue, and we also expect that these countries, India, South America, South Africa, CIS will continue to grow and their demand will continue to grow as well. We do not expect China's producers to have a deceptive impact on world markets through capacity expansion and increasing exports. We have always said that we are overplaying Chinese potential for export.

China suffers from a structural cost disadvantage. Main producers are located inland. China is dependent on iron imports and energy costs are high, labor cost advantage is fading away with increased raw materials and energy costs, the central government's [still new] policies against exports and capacity expansion.

Mittal Steel's profile clearly positions the company as the leader in the industry. With capacity of more than 75 million tons, Mittal has the scale and diversification required to take advantage of opportunities around the world. Mittal Steel is the fifth-largest iron ore producer in the world.

The high level of self sufficiency and mass at this scale and we have unique diversification in our operations. Mittal Steel has operations in four continents and geographically balanced portfolio of competitive assessments. We are the leader in North America, Africa and Central and [Eastern] Europe. We are also number one supplier to the automotive industry in North America. Our customer base is the best proof of the quality of our facilities, services and products.

Mittal Steel USA was selected for a Global Supplier of the Year Award by General Motors, and expanded volumes in 2006 with each automotive customer in North America. This unique portfolio [protects] generating excellent financial returns for shareholders, 2005 EBITDA margin was 20% and ROIC was 24%.

The exposure to emerging markets opens new growth opportunities for Mittal Steel that other steel companies with strong positions in mature markets cannot match. Our 2006 results, which we will speak about in more detail later, confirm this trend of our business and our strategy.

We have provided the Mittal Steel business plan to Arcelor in order to demonstrate to Arcelor's management the prospects for and value of a combination with Mittal Steel. We also want to share the key elements of this plan with shareholders to provide an overview of the key sources of growth over the coming three years. This plan is based on Mittal's existing product base, that is an organic plan that is independent of acquisitions or the proposed merger with Arcelor and shows a potential to increase normalized EBITDA by nearly 50% to around $10 billion U.S. by 2008.

The growth areas will arise from five key areas, low-cost capacity expansion in high-growth markets, improved value-added product mix, productivity and operational improvements, expansion of mining activities, synergies to be realized from recent acquisitions.

This business plan is based on a thorough bottom-up exercise. The plan was developed by the business units and all targets are backed up by specific projects that have been verified by the management. The plan was reviewed at regional as well as group levels for consistency, elimination of duplication, internal benchmarking, group strategy and checked for cost-price calculations.

It is a result of thorough process that was rounded off with a review of the assumptions by an international consulting firma and the mechanical aspects of compiling the plan was tested by our auditors.

The next slide summarizes the implication of the business plan on the earnings power of Mittal Steel over the next three years. The starting point is 2005 pro forma EBITDA of $6.6 billion. Initiatives to expand CapEx capacity at existing facilities are expected to generate $1.7 billion, increase value-added production, we generate $1.1 billion, productivity improvements. Some of it's already underway, will generate about $1.5 billion additional. Mining expansion and realizing remaining synergies from recent acquisitions is also expected to add $430 million, $437 million.

In order to take into account the long-term trend in pricing and expenses and to maintain conservatism in our projections, we have included a price-cost squeeze of around $2 billion.

To summarize, this plan shows the potential for Mittal to increase production to around 66 million tons by 2008 with increased EBITDA of nearly $10 billion from 2005 levels.

This is basically in the year 2006 our shipment is $60 million, which means that we will have an increase of only 10% in terms of volume, but otherwise it is all arising out of value additions and value additions and productivity improvements. Mittal Steel's price-cost squeeze is 6.11% of its 2005 revenues, including ISG and Kryviy. On a comparable basis, Arcelor's price volume adjustment is 4.86% of its pro forma 2005 revenues.

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

Now I will go into detail on some of the initiatives. Our [bounded] volume growth is focused on locations where we have a structural cost advantage, [inaudible], South Africa, Kryviy, all have access to nearby low-cost raw materials, which makes them low-cost operations on a global basis. Our Polish operation, where we are investing in continuous casting and a new [inaudible] mill has a competitive cost position in a core European market.

These operations are also located in the regions where steel consumption is growing fastest. You will note that Chinese mills have no particular cost advantage as they must import iron ore at world market prices. As raw material costs have increased, as I said, the level of cost advantage has been eroded.

Growing our volumes for expansion of our facilities in locations where we have low cost is both capital efficient and highly profitable. This is the case for Asia, Africa, Ukraine and Central Europe and will allow us to capture the high growth potential in these regions.

These expansions are capital efficient because we focus on ground floor expansion and debottlenecking. The capital investment for the volume growth is $125 per ton, which is one of the lowest investments and provides a payback of approximately 14 months on the investment. At $150 per ton, the EBITDA margin from these expansions reflects the low-cost position of the assets we are investing in.

And if you look at this growth, it is only - it will allow us to have our capacity utilization of 91%, whereas we have the capacity of 79 million tons. And if you see previously, in 2005, we have production of 54 million tons. In 2000, we are targeting only 66 million tons, which is 91% of our capacity.

Mittal Steel has always invested to improve their value-added mix at plants it has acquired. This of course can only be done to the extent that there is a market demand for such products. As this chart shows, there are significant differences in the value-added mix which are in our operations.

In the USA, about two-thirds of our mix is classed and evaluated. This reflects both the demand characteristics of a mature, developed world economy as well as the capabilities of our market-leading U.S. operations. Our operations in the developing markets have less value-added components in their mix and market demand is lower for such products. However, these markets are also growing and maturing in their needs.

Mittal Steel is therefore making targeted investments to improve plant capabilities, as well as investing in transfer of know-how to these businesses. Our investment in value-added growth is also capital efficient and profitable, as it comes from debottlenecking and making selective investments in existing operations, as you can see on this exhibit on page 15.

In Central and Eastern Europe and Asia and Africa, the investments will enable Mittal Steel to meet the changing market needs as these regions grow. These include the investments in Galati in Romania to enable supply of high-quality plate for line pipes and specialized for building and the various investments in Poland. In making these investments, we also utilize our longstanding practice of knowledge sharing to build the local capabilities.

In South Africa, debottlenecking upstream will allow better utilization of downstream assets. In America, we continue to focus on value addition driven by R&D and our leadership position in the high-end market segments. As with our [downfill] investment, the nature of our investment in value addition provides a relatively quick payback of less than a year and an incremental EBITDA margin of $128 per ton over base products.

Continuing implementation of our previously announced [method of action] plan, we'll improve productivity across the group to over 500 tons per full-time employees. The plan envisages reduction 26,000 by the end of 2008, which will bring an ongoing saving of approximately $447 million per annum.

This plan is being achieved through volunteer retirement and natural attrition and is in line with agreements negotiated with governments and units.

In the next slide, I will talk about targeted reduction in energy consumption. We have always had a strong emphasis on cost reduction based on internal benchmarking and knowledge sharing to drive continuous improvement. Given recent increases in the cost of energy globally, we have commenced a program to reduce energy consumption across the group by 6% by 2008.

As with energy, material yield is a core area for improvement in operating performance. Some operations, such as in the U.S. and Germany, have world-class performance, while some of our recent acquisitions are still improving. Across the group, we have targeted 1.5% improvement in the yield by 2008. This is enabled by our knowledge management program to share best practices across the group.

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

Based on our -- in addition, the investment in continuous costing in Poland, Kryvorizhstal in the Ukraine, will bring a step change in yield in those units. Based on our experience in Temirtau, Kazakhstan, replacing the [inaudible] route with the continuous costing improves yield by 12% or more.

These initiatives are in line with the steel industry global improvements over the past 10 years and we'll improve our EBITDA by $500 million per year by 2008.

Next is mining expansion. The key elements of Mittal Steel's strategy has been vertical integration into key raw materials, such as iron ore. This has provided with about a 50% self-sufficiency in iron ore.

The recent acquisition of Kryviy and Liberian mines provide significant growth in our mining operations. Some of this will feed expansions of steel making, such as in Kazakhstan, while the balance will replace purchases from external resources.

The initiatives underway include the restart of Liberian mining expansions in Ukraine, Kazakhstan, Mexico, Bosnia, which will provide approximately 17 million tons of additional iron ore output.

Based on 2005 iron ore benchmark price, our mining expansion will provide an average margin of $30 per ton, giving an additional $437 million of EBITDA by 2008.

The acquisition of ISG and Kryviy, completed in 2005, continue to deliver on their plans and synergy targets. As at Q1 2006, we have captured $155 million run rate of synergies from ISG acquisitions. By 2007, we target $250 million of synergies.

We expect $400 million will be realized from these two acquisitions, that is Kryviy and ISG, and another $30 million from integration of the recent Canadian acquisition. A number of the initiatives described in the presentation here on page 21 are enabled by our ongoing capital investment program. The capital required for these initiatives is funded by internal free cash flow and is contained within the annual $1.7 billion capital budget guidance that we have previously provided.

There are a lot of unquantified opportunities, which are given on slide 22. They are on innovations, transfer of knowledge and cost. And we have not yet quantified those opportunities, and as we move forward, if there re more opportunities, we will quantify and share with you.

To summarize, again, this plan illustrates the potential to increase normalized EBITDA by 18% to U.S. dollar $9.9 billion from $8.4 billion in 2004 or 36% from $7.3 billion in 2006. This result is a result of a number of organic initiatives. Strong free cash flow estimated at $6 billion 2008, there is a bridge given how this $6 billion free cash flow is coming, and how then we will be spending $3.35 billion in growth CapEx until 2008. We think this will be funded by internal cash flow. And value creation will continue through our commitment to ongoing financing transactions and balance sheet efficiency.

With this, I hand it over to Adit to walk us through our guidance for 2006 and for further on.

Aditya Mittal - Mittal Steel Company - President and CFO

 Okay, thank you very much. In terms of the guidance we talked about what we could do in the first quarter. Our guidance is reaffirmed. We have now provided numbers to it. At that point in time, we had not achieved it from a regulatory point of view, but we now have the required disclosure. We expect second quarter EBIT to grow by 25 to 30%, with shipments prices of cost per ton stable.

This is primarily out of operating improvements which are ongoing in the business, the resolution of the shipment issue we had in Kryvorizhstal and the recovery in Asia Africa, which is beginning. The second quarter does not reflect the price increases, which are in he pipeline, which will come during the third and the fourth quarter results.

If we turn to the next page, I think the headlines for 2005 represent cyclical lows for Mittal Steel. This is quite an important statement. When we look out in the global steel industry, we believe that fundamentally demand is strong. We fundamentally believe consolidation has occurred and we have good control over the inventory cycle, as we can see.

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Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

2005 was a low year for us. We had a production cut of over 4 million tons. As you know, we had a fire in our most profitable facility, which is the Ispat Karmet in Kazakhstan, and with exposure to Asia, African and North American markets, which suffered quite a lot in 2005, as compared to European markets.

We have based our business plan on the 2005 numbers. If we use 2004 or even 2006, our business plan numbers would be significantly higher. That is why we believe the 2008 forecast of 9.9 billion is easily achievable, because it's based on a low year for Mittal Steel, which is 2005. And, on top of that, we've taken an aggressive price squeeze of almost 6%, which is greater than any of our competitors have taken.

The underlying initiatives we walked through demonstrate the fact that the plan is both achievable and reasonable. Before I talk about our proposal, I just want to also highlight the second-half forecast that we have published, 4.2 to 4.4 billion EBITDA, which translates into our forecast, which is the midpoint of 8.7 annualized on a second-half basis.

So, clearly, we see strong recovery. We see this recovery continuing in the steel industry and positively impacting our results, not only in '06 but on a going-forward basis. If we talk about the superior merger proposal from [Steel Partners]. This slide basically focuses on how Mittal Steel is a much better merger partner for Arcelor than Severstal.

I'm not going to walk you through a lot of these slides, in the interest of time. I would refer you to the webcast call that we have on our website, in which Roeland Baan did a good job of walking through the main highlights and the reasons as to why Mittal Steel is superior to Severstal. But, primarily, just looking at page 29, you can see we've become the global leader of both our production and EBITDA. We create, on page 30, a more geographically balanced production profile.

On page 31, we can see that Mittal Steel is number one globally, Severstal at number 15, based on global rankings published by [Double] ISI, we clearly are market leaders in North America, in Europe, even in the CIS, their home market.

On page 32, we just walk you through the differences in the asset base, [root] steel of Severstal in North America has not compared to the asset base we have in the U.S. It's inferior on many counts and we list some of these reasons, and they're largely not present in Central and Eastern Europe, Africa or Asia, where we have sizable presence.

I think page 33 is quite interesting. We talked about how Mittal Steel is stronger in Severstal's core market. Here, we have used our two facilities, Temirtau facility in Kazakhstan, Kryviy Rih in Ukraine. On a combined basis today, they have a capacity of $13 million tons. Our profitability is higher than the average in - higher than Severstal and specifically our profitability in CIS is higher than the average in Asia Africa.

Our costs are lower. The mines are nearer to our facilities and, more importantly, the wage rate in Kazakhstan is lower than what we have in Russia and the wage rate in Ukraine is also lower than what we have in Russia. The product mix is superior, with more than 52% in value added, compared to two-thirds for Severstal being not rolled.

Just very quickly, on page 34, our iron ore reserves are nearly 2.5 times of Severstal, with reserves of over 5 billion tons, 36 million tons of production compared to the 12 million tons of production and our coal reserves are also greater than Severstal, and production is also marginally greater.

We also believe that the combination with Mittal Steel will generate more synergies on Severstal. Clearly, we are global leaders. We operate in similar markets with Arcelor. There's a lot of synergies that we have identified already on the page, but we do not have access to internal numbers of Arcelor and therefore are unable to come our with a different number on synergies.

We feel comfortable on the $1 billion as it's based on our vast track record historically. We have had no issue in achieving our synergy numbers. If I start with page 36, superior value to Arcelor shareholders, I want to spend some time on this, primarily on how our offer is clearly a superior value proposition.

If we turn to page 37, we have used some of the same math that Arcelor has used to justify the Severstal combination. They have valued Severstal at 5.6 times EBITDA. We believe our company is worth more than 5.6 times EBITDA, but, clearly, if we use that number, you get a value of our shares in euros between 33 to 37. If we add the cash component, our offer is worth 43 to 47, based on the six times EBITDA, which is Arcelor's EBITDA number for their own company, we arrive at a value of our offer of 46 to 50 euros.

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

Based on the [EV] per ton that they have paid for Severstal, our offer is worth 74 euros. These are the three metrics that we have highlighted for the 44 euro guidance. Clearly, our offer is superior on all three metrics, excluding synergies and business cost. On page 38, we can see what our offer is worth if we add synergies and the value of the business plan.

Using the number on that page, 5.6 times '05 EBITDA, which, as I said earlier, is a cyclical low for Mittal Steel, we get 43.4 euros. The synergies are worth 3.1, the value upside in our plan is worth another eight euros, and you get a total of 54.6 euros for the value of Mittal Steel.

So, the question is, why, if our offer so attractive, why is the headline number in terms of the [see-through] market price low? We believe our valuation is unjustified. We trade at a discount to the median, both on an EBITDA basis and a PE basis. Our medium broker of target price is 34 euros and we're considerably below that based on the latest trading numbers.

If we used a median broker target price, clearly, the value of our offer is 44 euros. If we turn to the next page, we get a sense of what we can do if we combined with Arcelor, and we believe the combined entity today trades at a significant discount to the market. Mittal Steel Arcelor would be at 3.9 times '06 forecast on EBITDA and 5.5 times on PE multiple.

So, clearly, significant upside for shareholders of the combined company. If we look at median multiples, it would be 42 euros per share and on PE it would be 41 euros per share. In terms of the Severstal value proposition, just very quickly, clearly, significant premium to the market price and clearly a high in terms of the premium paid on a part-time basis.

We believe our offer represents a real and substantial premium for Arcelor shareholders. It's a 70% premium to their all-time high at 37.74 euros based on when we announced the revised offer. On page 43, an interesting page, where we talk about our corporate governance and how Arcelor Severstal lacked in good corporate governance.

We have now moved on a permanent basis to own shares on both on a global basis. Our shareholders will be voting on that towards the end of this month. We are enlarging our board of directors along with the Arcelor combination and clearly we comply with the strict corporate governance rules of the SEC and will be a self-compliant company by the end of this year.

Just some brief comments on Arcelor's announcements of 12 June. We continue to believe it fails to address shareholder concerns. There's a loss of control with no premium. We don't believe adding the resolution to the meeting on the 30th is obeying the letter - is obeying the letter, but not the spirit, of the law, excuse me. And the time table, we believe, is designed to deprive shareholders of choice as the voting shares increases the complexity for tender mechanics, et cetera.

And, lastly, clearly, the 44 euro share price remains an illusion. We have covered the points on loss of control with no premium. I just want to highlight that in almost all European countries, an offer for the whole company needs to be made if 30 to 33% ownership threshold is passed. This is not happening in this case, and Mordashov is interested in a 45% stake. He is allowed to grow in the company to 45% without meeting a mandatory offer.

Let me just conclude by talking about how we believe this is the most compelling value proposition for both sets of shareholders. The first point I'd like to make is we have not had the chance to talk to our investor group post the dramatic price increase that we had on the 19th of May. We made some quantitative press conferences and on our road show, but never had a chance to walk you through in a formal call as to what were the reasons behind it.

The most important thing is that fundamentally we believe that the steel industry had a much better outlook compared to when we announced the bid at the beginning of January. The China inventory overhang situation has resolved itself, further demonstrating that consolidation in Europe and the U.S. is helped by a more stable and rational Chinese steel industry.

Number two, Arcelor has come out with improved results and stronger guidance for '06, and that has played a factor in our price assessment as well. Clearly, from our past track record, we take comfort that we have not overpaid for assets. We're very value focused, very focused on doing the right thing for the balance sheet and doing the right thing for our shareholders.

In terms of Ukraine, we can talk about it at that point in time. Clearly, people believe that was a high price. If you look at the performance in 2006 in the Ukraine and what we're forecasting going forward, we're very comfortable and satisfied that we did the right thing, with an EBITDA forecast of almost $900 million for Ukraine itself in 2006.

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

This excludes the expansion possibilities and [flat], which is not part of our 2006 business plan. So, clearly, we are very focused on value, and we're very focused on value in this transaction as well. We will ensure that this transaction makes sense for all of our shareholder, is accretive and we'll do the right thing.

Just lastly, we still believe this is a compelling value proposition for both sets of shareholders as it creates the undisputed global market leader. We have a more balanced portfolio compared to the whole spectrum of steel products. We're improving our corporate governance. As I mentioned earlier, a significant synergy potential and growth in value creation opportunities.

We end with a question. I think shareholders have a choice. We can do step change for the global steel industry or impose a defense, or put another way, more of the same. Historically, the steel industry has been plagued by lack of consolidation and has not created value. We believe this transaction fundamentally alters the steel industry landscape. It creates scale in both global markets and creates the potential for true re-rating for all steel shareholders.

With that, we'd like to open the floor to questions.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS]

And your first question comes from Vincent Lepine. You may proceed, Vincent.

Vincent Lepine - Exane BNP Paribas - Analyst

Good afternoon, gentlemen. It's Vincent Lepine from BNP Paribas I had a few questions, if I may. First, on the 1.5 billion of improvement coming from productivity and operations improvements, I was wondering, these things usually get shared with customers. How much of the 1.5 billion of let's call them management gains would actually accrue to shareholders? So that's the first question.

Then, the second is, could you tell us what your underlying GDP growth assumptions are for the brownfield extensions to actually go through and for you to sell the additional volumes. Third question, on maintenance CapEx for the next three years, it seems that if we take your $1.7 billion of total CapEx per year over the next three years and we subtract the growth CapEx, then we're left with maintenance CapEx of about $600 million.

Now, that's to compare with depreciation annually of I think closer to 1 billion, so that looks like a low figure, if you just can confirm that it's correct. And then last thing is your level of confidence on Q4 spot prices, whether you think they'll remain at the levels we are expecting for Q3. Thank you.

Aditya Mittal - Mittal Steel Company - President and CFO

Okay, Vincent, I did not get your question on Q3, so I'm going to ask you to repeat it towards the end.

Let me try and begin answering some of your questions. In terms of the 1.5 billion, you're right, historically, the steel industry has passed some of these gains to the customer. Clearly, with more consolidation that will be limited. We have taken a price cost squeeze of 2 billion to offset some of this, which is almost 6% of our revenues. But, having said that, our management teams are unique of the 1.5 billion. They cover areas in which we will do better than the competition.

So in terms of productivity, we are significantly behind a global steel company in terms of our activity. We have tremendous opportunity to achieve that. The improvement in productivity rates will be above average. When we look at our energy balance, we have identified, if you look through the page, significant gaps in the way we operate energy conservation in Central Europe versus what we're doing in the U.S.

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

We believe there is significant opportunity there. In terms of yield, it's not about improving the yield of our U.S. operations of 92 to 93% further, but really transferring some of that knowledge to areas where real numbers are lower, let's say 86 to 87%. So in a nutshell, productivity is unique to us. Some of the improvements in the 1.5 billion are part of acquisition or turnaround or we've not identified synergies of all these acquisitions we've had historically, but that's the type of number you're thinking about.

And, clearly, some of it is unique, like the replacement of ingot casting in our facility in Kazakhstan, Ukraine and Poland, which clearly has an immediate benefit. So I would characterize this slightly different from what historically has been done. Clearly, on an ongoing basis, we'll be focused on further cost reduction measures, value improvement, et cetera, et cetera.

In terms of volume, underlying GDP, if you look at the appendix of our presentation on page 49 and 50, and download it on the net, you see the basis of what we have used for steel apparent consumption growth. We have used [inaudible] and Double IS. And, basically, it implies a growth of 3.8% for steel on a global basis. This is lower than what we have seen in the last four or five years, and therefore we believe that there will be a significant market growth on that basis.

In terms of maintenance CapEx, the $3.35 billion number is also expensed in 2005. So our maintenance CapEx number is not 600, but it's placed closer to $800 million. There is maintenance CapEx that we also do through the income statement side. This was the discussion that we had as well. For example, in the U.S., we expensed in 2004-2005 about $42 per ton on R&M, excluding labor, through the income statement. We're a U.S. GAAP company. We tend to expense a lot of our maintenance expense as that ongoing business and do not capitalize it. So when you look at the overall CapEx spend of our company, you should look at the income statement spend as well as the cash flow statement.

A good measure of our facilities is our revenue per employee. Our revenue per employee in the United States for '06 is going to be $700,000, which shows that we have highly automated, highly productive and high-quality facilities to have an average of $700,000.

What was your question on the third quarter?

Vincent Lepine - Exane BNP Paribas - Analyst

Well, [inaudible] I was wondering if you could comment on the level of confidence in Q4 stock prices and obviously you are confident, just looking at the guidance that you came for H2, but I was thinking in the context of markets here in a slowdown in the U.S. economy, some people reporting somewhat of a slowdown in [roll] order sin the U.S., how that fits in your guidance with that sort of perspective on the macro environment.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

Sure. What we are seeing that if we look Q3 normally has been the weak quarter for the steel industry because of holidays, but here you will see Q3 it has been a strong quarter, prices have been rising and we are seeing the customers' reaction and demand, so we believe that Q4 will continue to be strong like Q3.

Aditya Mittal - Mittal Steel Company - President and CFO

We also have advanced order bookings. For example, we were sold out for slabs in the third quarter. We were taking orders in our U.S. facilities for September of total bookings and we don't see any weakness in the order rate anywhere.

Vincent Lepine - Exane BNP Paribas - Analyst

All right, thank you very much.

Operator

[OPERATOR INSTRUCTIONS]

And your next question comes from Johan Rode from Deutsche Bank. You may proceed.

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

Johan Rode - Deutsche Bank - Analyst

Hi, good afternoon, gentlemen. I just have a question regarding the way to measure your historical profitability and the outlook expected after the merger of Mittal Steel and Arcelor. And the question on the historical, your move of domicile of the Mittal Steel Holdings NV to Switzerland and the move to common control accounting of the LNM Holdings merger, is that going to be a similar move that we're going to see in the merger of Arcelor and Mittal?

So can I look at the combination as a merger and will that be done within this Mittal Steel Holdings NV entity?

Aditya Mittal - Mittal Steel Company - President and CFO

The merger between LNM Holdings and Ispat International in 2004 occurred on the pooling method, and pooling, as far as I understand, in U.S. GAAP is only allowed with two sets of the same shareholders.

Here, we have different shareholder base, not clear as to what is the IFRS treatment on this merger. Under U.S. GAAP, it would basically be purchase accounting. And this would be something that we have some disclosure in our prospectuses and what the pro forma impacts of purchase accounting would be.

Johan Rode - Deutsche Bank - Analyst

Okay. And then in terms of the 2004-2005 EBITDA numbers that you've mentioned, and also the 2006 forecast, in the 2004 number, you released some negative goodwill to the tune of almost $1 billion to income. Is there any number included into the 2006 number in the EBITDA estimates that you've given us?

Aditya Mittal - Mittal Steel Company - President and CFO

In 2004, where do you get this $1 billion release in EBITDA.

Johan Rode - Deutsche Bank - Analyst

I get that in the cash flow statement on your 2005 statutory financial statements, where there's $1 billion and there's 1.7 million negative goodwill release to income.

Aditya Mittal - Mittal Steel Company - President and CFO

Are you looking at IFRS or U.S. GAAP?

Johan Rode - Deutsche Bank - Analyst

No, IFRS, your statements on --

Aditya Mittal - Mittal Steel Company - President and CFO

In U.S. GAAP, we don't have that, so our presentation has been on U.S. GAAP results, and if you look at IFRS, the EBITDA numbers are also greater, so you just have to do apples to apples comparisons.

Johan Rode - Deutsche Bank - Analyst

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Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

Okay, I understand.

Aditya Mittal - Mittal Steel Company - President and CFO

For example, the pro forma numbers for IFRS are greater for '05, but then you have the negative goodwill. In U.S. GAAP, it's lower, because you don't have that endpoint.

Johan Rode - Deutsche Bank - Analyst

Okay, good, I understand that. Thanks very much.

Aditya Mittal - Mittal Steel Company - President and CFO

Our presentation has been under U.S. GAAP, you just have to look at the IFRS EBITDA numbers, which are different.

Johan Rode - Deutsche Bank - Analyst

Thank you. And then one final question, just the date for the shareholders meeting to vote on the amendment of the voting class of shares, has that been set, and what is that date?

Aditya Mittal - Mittal Steel Company - President and CFO

Is that Mittal Steel?

Johan Rode - Deutsche Bank - Analyst

Yes, yes, the Mittal Steel.

Aditya Mittal - Mittal Steel Company - President and CFO

Yes, that has been set. I believe it's the 30th of June, but that was set before the Sunday.

Johan Rode - Deutsche Bank - Analyst

Fair enough. Great. Thank you very much.

Operator

And, at this time, gentlemen, you have no further questions, so I'll turn it back to Mr. Mittal for closing comments.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

Thank you very much for your participation, and looking forward to talk to you soon on further developments of Mittal Steel-Arcelor transaction.

Thank you.

Have a good day.

FINAL TRANSCRIPT

Jun. 13. 2006 / 3:30PM CET, MT - Mittal Steel Company Announces Guidance For 2006 and Publishes Highlights of its 2008 Business Plan - Analyst Conference Call

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